                                  EXHIBIT 21.1
                 SUBSIDIARIES OF WALNUT FINANCIAL SERVICES, INC.


Walnut Capital Corp., a Delaware corporation
Universal Bridge Fund, Inc., a Delaware corporation(1)
Walnut Consulting, Inc., a Delaware corporation
Walnut Funds, Inc., a Delaware corporation
KLP Holdings, L.L.C., a Delaware limited liability company
Pacific Financial Services Corporation, a Washington corporation(2) Inland Financial Services Corporation, a Washington corporation(3)


(1) Universal Bridge Fund, Inc. has one subsidiary: Universal Partners, L.P., an Illinois limited partnership

(2) Pacific Financial Services Corporation was acquired in January 1998 through the acquisition of all issued and outstanding capital stock of such company.

(3) Inland Financial Services Corporation was acquired in October 1998 through a reverse merger with a wholly subsidiary of the Company.